MoneyMart Assets, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

September 19, 2008

Via EDGAR

Mr. Larry Greene

Mr. Kevin Ruppert

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoneyMart Assets, Inc.
Registration Statement on Form N-14
File Nos. 333-112406 and 811-02619

Dear Messrs. Greene and Rupert:

On behalf of MoneyMart Assets, Inc. (the Registrant), set forth below are our proposed responses to telephonic comments received by Jonathan D. Shain from Mr. Greene on September 10, 2008, and from Mr. Rupert on September 11, 2008. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on August 11, 2008 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of Dryden Money Market Fund (the Target Fund), a series of Strategic Partners Mutual Funds, Inc., that will be held on November 17, 2008 and any adjournments thereof (the Meeting). At the Meeting, the Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of the Target Fund by the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your combined comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.	Comment: Please confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Response: We hereby confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

4.	Comment: Please confirm that the Strategic Partners Mutual Funds, Inc. will have additional series after the Reorganization.

Response: We hereby confirm that the Strategic Partners Mutual Funds, Inc. will have two series after the Reorganization.

Prospectus/Proxy Statement

1.	Comment: Please explain why the pro forma financial statements required by Item 14 of Form N-14 were not included.

Response: Item 14 of Form N-14 does not require the inclusion of pro forma financial statements when the net asset value of the target fund does not exceed 10% of Registrant’s net asset value, measured as of a specified date within 30 days of the filing of the registration statement. The net asset value of the Target Fund in relation to the Registrant, measured as of a date within 30 days of the filing of the registration statement, was well below the 10% threshold. Specifically, as of September 10, 2008, the Target Fund had approximate net assets of $52.5 million, and the Registrant had approximate net assets of $1.012 billion.

2.	Comment: Please confirm whether net asset value (NAV) is calculated on the same basis for both the Target Fund and the Registrant.

Response: Both the Target Fund and the Acquring Fund are money market funds, are part of the same fund family and are managed and advised by the same investment manager and investment subadviser. The NAV policies of both funds, as disclosed in their registration statements, are identical.

3.	Comment: Please confirm whether or not the shareholder and other services provided to the Target Fund and Registrant are the same.

Response: Both Funds utilize common service providers and provide shareholders with identical services.

4.	Comment: Disclose the asset size of both the Target Fund and the Registrant.

Response: The requested disclosure has been included.

5.	Comment: Please confirm that the legal opinion of counsel, exhibited with the registration statement, was signed.

Response: The legal opinon, supplied by the firm of DLA Piper LLP, was executed in the original and was authorized for inclusion with the registration statement, but the document as displayed on EDGAR did not display a conformed signature.

6.	Comment: The Power of Attorney included as an exhibit with the registration statement, includes a reference to several different reorganizations. Please confirm if this is correct.

Response: The reference to several different reorganizations identified in the Power of Attorney was erroneous and incorrect. However, the Power of Attorney authorizing the filing of the N-14 was authorized by the Registrant’s Board of Directors and is otherwise valid and was executed, as indicated, by the signatories. We believe that the substance of the Power of Attorney fully complies with the requirements of the rule.

7.

Comment: In the comparison of Fundamental Investment Restrictions, the Prospectus/Proxy Statement indicates that the Registrant does not have fundamental policies with respect to the issuance of senior securities or investing in commodities, which appears to be contrary to the Investment Company Act.

Response: The Registrant has a fundamental policy with respect to investing in commodities, but is included as part of a larger group of fundamental policies also addressing real estate investments. This disclosure appears in the “Real Estate” row of the fundamental investment restrictions table.

With respect to the issuance of senior securities, a post-effective amendment for the Registrant will be filed to include this policy as a non-fundamental policy of the Fund. We expect to file this post-effective amendment as part of the Registrant’s annual post-effective amendment filing scheduled on/about September 29, 2008. It should be noted that neither Registrant, nor the Target Fund, nor the other funds in the fund complex issue senior securities.

8.

Comment: With respect to the the Target Fund’s fundamental policy concerning industry concentration, the policy provides that the Fund may not purchase a security if “more than 25%” of the Fund’s assets would be invested in issuers in the same industry. The policy should provide that Fund will not so invest if 25% or more of assets are invested.

Response: Despite the language of the policy, the Target Fund utilizes a “25% or more” threshold for determining allowable industry concentration. The disclosure has been revised to specifically state that the Target Fund utilizes a “25% or more” threshold for determining allowable industry concentration.

9.

Comment: In the section entitled “Comparison of Important Features—The Investment Objectives and Policies of the Funds,” please include additional explanation concerning the Funds’ use of “funding agreements” and “trust structures.”

Response: Disclosure has been added to the Prospectus/Proxy Statement explaining each of these securities, including discussion of the risks entailed in such investments.

10.

Comment: In the section entitled “Comparison of Important Features—The Investment Objectives and Policies of the Funds, please explain the types of securities which each Fund invests in that have maturities of longer than 13 months which utilize demand features to reduce the actual maturity to under 13 months, and identify the rule(s) which permit this.

Response: Pursuant to Rule 2a-7(d)(3) and Rule 2a-7(d)(5), the Funds may invest in long-term variable rate securities and long-term floating rate securities which are accompanied by demand features that shorten their actual maturity to 13 months or less.

11.	Comment: Please confirm whether or not either Fund has any emerging markets exposure.

Response: Neither Fund invests in securities which have emerging markets risks.

12.	Comment: Please confirm whether or not either Fund invests in second-tier securities.

Response: Neither Fund invests in second-tier securities.

13.	Comment: With respect to the section entitled “Distribution Plans,” please move this section so that it appears in the Prospectus/Proxy Statement after the fund fee and expense tables.

Response: The “Distribution Plans” section has been relocated so that it follows the fund fee and expense information, as requested.

14.

Comment: With respect to each of the tables appearing in the section entitled “Shareholder Fees and Operating Expenses,” the fee and expense figures should only be carried out to two, and not three, decimal places.

Response: The fee and expense figures appearing in each expense table have been revised so that the figures are only carried out to two decimal places.

15.

Comment: Please revise the column headings of each of the fee and expense and expense examples tables to indicate the applicable share class, since this will make it easier for investors to identify the share class to which a given table pertains.

Response:	The requested revisions have been made.
16.

Comment: In the shareholder fee and the annual fund operating expense tables for Class B shares of the Target Fund and Registrant, “N/A” appears in each row of the column for the Target Fund. Please explain.

Response: “N/A” appears in these tables for Class B shares because the Target Fund does not offer Class B shares, while the Registrant does offer Class B shares. Because the Target Fund does not offer Class B shares, the proposed Reorganization does not impact Class B shares of the Registrant, and we have accordingly deleted the Class B tables for both shareholder fees as well as annual fund operating expenses.

17.

Comment: In the shareholder fee and operating expense tables for Class D shares of the Target Fund and Registrant, “N/A” appears in each row of the columns for the Registrant and for the Pro Forma Registrant After Reorganization. Please explain.

Response: “N/A” appears in these tables for Class D shares because the Registrant does not offer Class D shares, while the Target Fund does offer Class D shares. Because Class D shareholders of the Target Fund will receive Class A shares of the Registrant, we have populated each column with the fee and expense information relating to Class A shares of the Registrant.

18.	Comment: In the expense example tables for Class B shares of the Target Fund, “N/A” appears for each time period. Please explain.

Response: “N/A” appears in the expense example table for Class B shares of the Target Fund because the Target Fund does not offer Class B shares. Because the Target Fund does not offer Class B shares, the Reorganization will not impact the Classs B shares of the Registrant. Accordingly, we have deleted this table in its entirety.

19.	Comment: In the expense example tables for Class D shares of the Registrant, “N/A” appears for each time period. Please explain.

Response: “N/A” appears in the expense example table for Class D shares of the Acquring Fund because the Registrant does not offer Class D shares, while the Target Fund does offer Class D shares. Class D shareholders of the Target Fund will receive Class A shares of the Registrant under the proposed Reorganization. Because Class D shareholders of the Target Fund will receive Class A shares of the Registrant, we have populated the table with expense information for the Class A shares of the Registrant.

20.

Comment: Please confirm whether or not there are any capital loss carryforwards for the Target Fund, and if so, whether any such carryforwards may be forfeited or otherwise unavailable due to the Reorganization.

Response: The Target Fund has a capital loss carryforward but it is de minimus in nature (approximately $16,000).

21.

Comment: Please confirm supplementally that the Investment Manager or any affiliate will not seek to recover any waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

Response: We hereby confirm that neither the Investment Manager nor any affiliate intends to seek to recover and fee waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

22.	Comment: With respect to the capitalization tables, please disclose the total capitalizations for both the Target Fund, Registrant and Registrant Pro Forma after Reorganization.
Response:	The capitalization totals have been provided as requested.

23.	Comment: In the section entitled “Voting Information,” please explain how the submission of broker non-votes to obtain quorum will work.

Response: The discussion pertaining to the use of broker non-votes to obtain quorum has been removed from the Prospectus/Proxy Statement. We do, however, reserve the right in future proxies to utilize broker non-votes if needed to obtain quorum.

24.

Comment: With respect to the unaudited semi-annual financial statements for the Target Fund for the fiscal period ended April 30, 2008, it is necessary to specifically incorporate these financial statements by reference into the Prospectus/Proxy Statement.

Response: The incorporation by reference language has been included in the Prospectus/Proxy Statement.

25.	Comment: Please confirm that the financial statements for the Registrant are timely under the “245 day” rule for purposes of incorporation into the Prospectus/Proxy Statement.

Response: We have reviewed the applicable sections of Regulation S-X, and are satisfied that the incorporation of the Registrant’s financial statements is timely and is compliant with the rules.

26.

Comment: Please modify the Registrant’s “Undertakings” to specifically state that the Registrant will “promptly” file a post-effective amendment containing the opinion of counsel supporting the tax consequences of the Reorganization.

Response: The “Undertakings” state that the Registrant will file the post-effective amendment on a “reasonably prompt” basis after receipt of the opinion. We will revise this to state that the post-effective amendment will be filed “promptly” after receipt of the opinion.

27.	Comment: Pursuant to Rule 483(b), the Board resolution authorizing the power of attorney must be included.

Response: The power of attorney has been included as an exhibit to the fiing, and the power of attorney contains the resolution authorizing the named individuals to execute the registration statement on behalf of the Registrant’s Board members.

28.	Comment: Please confirm that the valuation procedures for both the Target Fund and the Registrant are the same.

Response: The valuation procedures for both the Target Fund and the Registrant, which are both money market funds within the meaning of Rule 2a-7, are managed and advised by the same investment advisers, and are members of the same fund family, have identical valuation disclosures in their registration statements and follow identical valuation procedures.

29.	Comment: Please confirm whether or not either Fund has any investments in the securities of Lehman Brothers.

Response: Neither Fund has any investments in any securities issued by Lehman Brothers.

*	*	*

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-6469.

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain